UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ________

Commission File Number 000-26538

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENCORE MEDICAL CORPORATION
401(k)PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENCORE MEDICAL CORPORATION
9800 METRIC BOULEVARD
AUSTIN, TEXAS 78758

TABLE OF CONTENTS

Page
Independent Auditors' Report	1

Statement of Net Assets Available for Benefits, December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits, Year Ended
December 31, 2003	3

Notes to Financial Statements	4

Supplemental Schedule - Assets Held for Investment Purposes at End of Year,
December 31, 2003	10

Signatures	11

Exhibit Index	12

Exhibit 99.1 - Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Kenneth W. Davidson	13

Exhibit 99.2 - Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by August Faske	14

Independent Auditors’ Report

To The Plan Administrative Committee
Encore Medical Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Encore Medical Corporation 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, as listed in the accompanying index. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Companies Accounting Oversight Board (PCAOB).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year (December 31, 2003) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HELIN, DONOVAN, TRUBEE & WILKINSON, LLP

/s/ Helin, Donovan, Trubee &Wilkinson, LLP

Austin, Texas
May 28, 2004

ENCORE MEDICAL CORPORATION 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002

Assets

Investments, at fair value:
Money market account	$1,881,844	$2,157,853
Collective trusts	595,548	369,071
Mutual funds	7,010,308	5,609,201
Common stock of Encore Medical
Corporation	1,483,289	556,030
Loans to participants, at contract value	303,355	240,692

Total investments	11,274,344	8,932,847

Receivables:
Employer contribution	-	17,448
Participant contributions	-	60,621

Total receivables	-	78,069

Total assets	11,274,344	9,010,916

Liabilities

Accrued liabilities	-	-

Net assets available for benefits	$11,274,344	$9,010,916

See accompanying notes and independent auditors’ report.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,904,493
Interest	240,940

Total investment income	2,145,433

Contributions
Employer	315,347
Participants	1,010,333

Total contributions	1,325,680

Total additions	3,471,113

Deductions:
Deductions from net assets attributable to:
Benefits paid to participants	1,202,935
Administrative expenses	4,750

Total deductions	1,207,685

Net increase in net assets	2,263,428

Net assets available for benefits - beginning of year	9,010,916

Net assets available for benefits - end of year	$11,274,344

See accompanying notes and independent auditors’ report.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2003

Note A—Description of Plan

The following description of the Encore Medical Corporation 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement or Summary Plan Document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution 401(k) profit-sharing plan covering all employees of Encore Medical Corporation and its electing affiliated subsidiaries, (collectively, the “Company”) who are at least 21 years of age, who are not covered by a collective bargaining agreement and who are not non-resident aliens who receive no U.S. earned income from the Company. The Plan allows for participant entry on either January 1 or July 1 of each plan year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 2002, the Plan merged with Chattanooga Group, Inc. Employees’ Savings 401(k) and Profit Sharing Plan after Chattanooga Group, Inc. was acquired by the Company. The Plan did not change as a result of this merger, other than by increasing the number of participants and assets available for benefits.

The Plan was amended to adopt the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The EGTRRA changes provided for catch-up contributions for participants over 50 years of age and eliminated certain limits on employee deferrals.

Contributions
In 2003, the Plan increased the maximum deferral rate from 15% to 100%, or the maximum amount allowed by law (currently $12,000 for 2003). This Plan also allows for catch-up contributions up to $2,000 for participants over 50 years of age. Participants may also contribute amounts representing distributions (rollovers) from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds, a collective trust, a money market fund and common stock of the Company as investment options for participants.

The Company makes annual discretionary contributions in an amount determined at each plan year end by the Board of Directors. For 2003, the Company elected to match 50% of the first 6% of each participant’s elective contributions. Although the Company may also make profit sharing contributions at the direction of the Board of Directors, no profit sharing contributions were made in 2003. Contributions are subject to certain limitations.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, less management fees. Allocations are based on participant earnings or account balances, as defined.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. All Plan loans must be repaid in 5 years, except those that are used for the purchase of a principal residence. In most cases repayment of the loan will be made through after-tax payroll deductions.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service as summarized as follows:

Years of Service	Vested Percentage
Less than one year	0%
One year	25%
Two years	50%
Three years or more	100%

Participants will become fully vested in the Company’s contributions upon termination of the Plan.

Payment of Benefits
Benefits become available to participants on the earliest of four events: (1) termination of employment, (2) death or disability of the participant, (3) upon the participant’s retirement.

Upon termination of employment, the benefit will be paid in a lump sum if the participant’s vested account balance is less than $5,000. If the participant’s account balance exceeds $5,000 the participant may choose to keep the funds in the Plan, request a direct rollover to another qualified plan, or take a lump sum distribution.

Payment of Benefits (continued)
On termination of service due to death prior to retirement, the account balance is paid to the participant’s spouse or beneficiary as either a lump sum or as an annuity for the life of the spouse or beneficiary.

On termination of service due to retirement after age 59 1/2, and fulfillment of required participation time in the Plan, 100% of the Company contributions becomes immediately vested. The account balance is paid to the participant in a lump sum or as joint and survivor annuity. However, should a participant reach age 59 1/2 and not elect to terminate employment, the participant can take an in-service distribution from the vested accounts balance. If disabled while a participant, the participant is entitled to 100% of their account balance distributed in the same manner as retirees.

Distributions During Employment
As a general rule, participant’s contributions will remain in the Plan as long as the participant remains employed by the Company. The Plan does provide exceptions to this rule for withdrawals of the participant’s contributions under the following circumstances (subject to the satisfaction of the Plan Administrator):

  Medical expenses,
  Purchase of a principal residence,
  Post secondary education for participant or their dependents, or
  To prevent eviction from or foreclosure on the participant’s principal residence.

Forfeited Accounts
At December 31, 2003 and 2002, forfeited non-vested accounts totaled $7,950 and $67,533. These accounts may be used to reduce future Plan administrative expenses and employer contributions. In 2003, forfeited non-vested accounts totaling $69,203 were used to reduce employer contributions and plan expenses.

Plan Expenses
The expenses of operating and maintaining the Plan have been paid by the Company. In the event the Company does not continue to pay the Plan expenses, the Plan expenses will be paid by the Plan and charged on a pro-rata basis to the value of the participants account balances.

Note B—Summary of Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned. Dividends are recorded on the ex-dividend date.

Note C—Investments

The following presents investments that are 5% or more of the Plan’s net assets at December 31, 2003 and 2002:

	December 31,
	2003	2002
Collective Trusts, at Fair Value
Wells Fargo S&P Index Fund	$595,548	$369,071

Mutual Funds, at Fair Value
Strong - Government Securities Fund	$2,152,252	$2,456,353
Neuberger Berman - Genesis Trust	$993,834	$544,177
INVESCO Strategic Portfolio Technology Fund	$606,042	$239,790
Dreyfus Founders Balanced Growth Fund	$909,848	$767,185
Wells Fargo, N.A. Equity Income Fund	$953,733	$866,166
Corporate Common Stock of Plan Sponsor
Encore Medical Corporation (not restricted)	$1,483,289	$556,030
Money Market
Wells Fargo Money Market Fund	$1,881,844	$2,157,853

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $1,904,493, as follows:

Mutual Funds	$900,148
Collective Trusts	123,953
Corporate Common Stock of Plan Sponsor	880,392

Investments	$1,904,493

Note C—Investments (Continued)

The Plan’s investments are primarily invested in mutual funds, a money market fund and a collective trust held by the Plan’s Trustee. The mutual funds apply a daily management fee to the assets under management in the mutual funds. This fee is deducted from the mutual funds prior to determining net depreciation in the fair value of investments.

The Plan’s participants direct all investments. There are no non-participant directed investments as of December 31, 2003 and 2002.

Note D—Related Party Transactions

The Company provided certain Plan administrative services without compensation during the year ended December 31, 2003. In addition, the Company paid certain Plan expenses totaling approximately $23,889 during 2003 for administrative fees and other charges from Wells Fargo, N.A. (the Plan Trustee).

Certain Plan investments are shares of mutual funds managed by the Plan Trustee. As a result, these transactions qualify as party in interest transactions.

Note E—Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note F—Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002, to Schedule H of Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the
financial statements	$11,274,344	$9,010,916

Contributions receivable from employer	-	(17,448)

Contributions receivable from employees	-	(60,621)

Net assets available for benefits per Schedule H
to the Form 5500	$11,274,344	$8,932,847

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2003 to Schedule H of Form 5500:

Total contributions per the financial statements	$1,325,680
Contributions receivable at December 31, 2002	78,069
Forfeitures applied	72,693

Total contributions per Schedule H of Form 5500	$1,476,442

Note G—Tax Status

The Plan obtained its latest determination letter, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s third party administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note H—Fidelity Bond

The plan was covered by a $1,000,000 fidelity bond during 2003.

Note I—Plan Mergers

On July 1, 2002, the net assets of the Chattanooga Group, Inc. Employees Savings 401(k) and Profit Sharing Plan (“Chattanooga Plan”) in the amount of $6,002,826, were transferred to the Plan as a result of a merger of the Chattanooga Plan and the Plan.

ENCORE MEDICAL CORPORATION 401(K) PLAN

Supplemental Schedule-Assets Held for Investment Purposes at End of Year

December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current Value
	Money Market Funds
*	Wells Fargo, N.A.	Market Fund		**	$1,881,844
	Collective Trusts
*	Wells Fargo, N.A. S&P 500 Index Fund	13,161 Shares		**	595,548
	Mutual Funds
	AIM High Yield	12,882 Shares		**	56,810
	Janus Global Technology Fund	23,453 Shares		**	247,428
	INVESCO Total Return Fund	7,125 Shares		**	170,574
	American Century Income & Growth Fund	8,084 Shares		**	223,914
	American Advantage International Equity Fund	15,164 Shares		**	249,447
	Strong Government Securities Fund	197,817 Shares		**	2,152,252
	Neuberger Berman Genesis Fund	26,839 Shares		**	993,834
	INVESCO Strategic Portfolio Technology Fund	24,626 Shares		**	606,042
	Scudder Growth & Income Fund	10,873 Shares		**	218,991
	Dreyfus Founders Balanced Growth Fund	92,558 Shares		**	909,848
*	Wells Fargo, N.A. Equity Income Fund	28,217 Shares		**	953,734
	Goldman Sachs Growth Opportunities	5,707 Shares		**	106,843
	Janus Twenty Fund	3,334 Shares		**	120,591

					7,010,308

	Corporate Common Stock
*	Encore Medical Corporation	226,820 Shares		**	1,483,289

*	Participant Loans	5.25% to 10.50%			303,355

		Total Investments	$		11,274,344

*	Party in Interest
**	Self-Directed Investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENCORE MEDICAL CORPORATION 401(K) PLAN
By: Plan Administrator of the Encore Medical Corporation 401(k) Plan

Date: June 29, 2004	By:/s/_________________________ Harry L. Zimmerman Plan Administrator

EXHIBIT INDEX

Exhibit	Exhibit
Number	Description

99.1*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Kenneth W. Davidson

99.2*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by August Faske

* Filed herewith.